SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                       ___________________


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)

                       (Amendment No. 3)(1)


                New Century Financial Corporation
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                          64352 D 10 1
                         (CUSIP Number)


-------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

     [    ]    Rule 13d-1(b)
     [    ]    Rule 13d- (c)
     [ X  ]    Rule 13d-1(d)

----------------------------
  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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| CUSIP NO. 64352 D 10 1        13G        Page 2 of 5 Pages |
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|1.   NAME OF REPORTING PERSONS                             |
|     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES  |
|     ONLY)                                                 |
|                                                           |
|     Robert K. Cole                                        |
|-----------------------------------------------------------|
|2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     |
|                                                 (a)  [__] |
|                                                 (b)  [__] |
|     Not applicable                                        |
|-----------------------------------------------------------|
|3.   SEC USE ONLY                                          |
|                                                           |
|-----------------------------------------------------------|
|4.   CITIZENSHIP OR PLACE OF ORGANIZATION                  |
|                                                           |
|     United States                                         |
|-----------------------------------------------------------|
|               |5. | SOLE VOTING POWER                     |
|               |   | 1,396,108                             |
|   NUMBER OF   |---|---------------------------------------|
|    SHARES     |6. | SHARED VOTING POWER                   |
| BENEFICIALLY  |   | 0                                     |
|   OWNED BY    |---|---------------------------------------|
|     EACH      |7. | SOLE DISPOSITIVE POWER                |
|   REPORTING   |   | 1,393,408                             |
|  PERSON WITH  |---|---------------------------------------|
|               |8. | SHARED DISPOSITIVE POWER              |
|               |   | 0                                     |
|-----------------------------------------------------------|
|9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING |
|     PERSON                                                |
|                                                           |
|     1,396,108                                             |
|-----------------------------------------------------------|
|10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES |
|     CERTAIN SHARES  [__]                                  |
|                                                           |
|     Not applicable                                        |
|-----------------------------------------------------------|
|11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     |
|                                                           |
|     9.3%                                                  |
|-----------------------------------------------------------|
|12.  TYPE OF REPORTING PERSON*                             |
|                                                           |
|     IN                                                    |
-------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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| CUSIP NO. 64352 D 10 1        13G        Page 3 of 5 Pages |
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Item 1(a).  Name of Issuer:

            New Century Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            18400 Von Karman, Suite 1000
            Irvine, CA  92612

Item 2(a).  Name of  Person Filing:

            Robert K. Cole

Item 2(b).  Address of Principal Business Office or, if
            None, Residence:

            c/o New Century Financial Corporation
            18400 Von Karman, Suite 1000
            Irvine, CA  92612

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            64352 D 10 1

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b) or (c), check
            whether the person filing is a:

            Not applicable

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| CUSIP NO. 64352 D 10 1        13G        Page 4 of 5 Pages |
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Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount beneficially owned:   1,396,108

            (b)  Percent of class:                    9.3%

            (c) Number of shares as to which such person has:

                 (i)  Sole power to vote or to
                      direct the vote:           1,396,108(1)
                (ii)  Shared power to vote or
                      to direct the vote:                0
               (iii)  Sole power to dispose
                      or to direct the
                      disposition of:            1,393,408
                (iv)  Shared power to dispose
                      or to direct the
                      disposition of:                    0

Item 5.  Ownership of Five Percent of Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Not applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8. Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of  Group.

         Not applicable

Item 10. Certification.

         Not applicable

------------------------------
(1) Includes 2,700 shares of restricted stock which are subject to forfeiture under certain circumstances.
     Mr. Cole has voting, but not dispositive, power with respect to such shares.

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| CUSIP NO. 64352 D 10 1        13G        Page 5 of 5 Pages |
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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 12, 2001
                                -----------------------------
                                           (Date)


                                     /s/ Robert K. Cole
                                -----------------------------
                                        (Signature)


                                     Robert K. Cole
                                -----------------------------
                                        (Name/Title)